April 14, 2025

Lynn Stockwell
Chief Executive Officer
Drugs Made In America Acquisition II Corp.
1 East Broward Boulevard, Suite 700
Fort Lauderdale, FL 33301

       Re: Drugs Made In America Acquisition II Corp.
           Draft Registration Statement on Form S-1
           Submitted March 19, 2025
           CIK No.: 0002040475
Dear Lynn Stockwell:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1. We note your disclosure on page 15 and elsewhere that if you increase or decrease the size of the offering, you will effect a share dividend or other mechanism with respect to the founder shares so as to maintain the ownership of founder shares by the initial shareholders at 20% of your issued and outstanding ordinary shares upon consummation of the offering. Please revise your cover page disclosure to include this
       information, as well as the number of founder shares to be issued to your officers and directors, which you reference on page 11. Please also revise to provide cross-
       references to all the locations of related compensation disclosures. See Item
       1602(a)(3) of Regulation S-K.
 April 14, 2025
Page 2
2. Please state there may be actual or potential material conflicts of interest between the sponsor and its affiliates and purchasers in the offering, and provide a highlighted cross-reference to the detailed disclosure in the prospectus. See Item 1602(a)(5) of
       Regulation S-K.
Summary, page 1

3. We note your disclosure on page 19 that you may extend the period of time within which you must consummate an initial business combination. Please disclose whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See
Item 1602(b)(4)
       of Regulation S-K.
4. Please revise to expand your table on page 6 to also discuss the potential issuance of shares as a result of the anti-dilution adjustment for the founder shares and the founder shares to be issued to your officers and directors. See Item 1602(b)(6) of Regulation
       S-K.
5. Please revise the table relating to transfer restrictions to also discuss the lock-up required by the underwriter. In this regard, we note your disclosure on page 157 regarding lock-up provisions that would require the written consent of the underwriters. In addition, expand the tabular disclosure to identify the natural persons and entities subject to such agreements or arrangements. See Item 1603(a)(9) of
       Regulation S-K.
Summary of Risk Factors, page 32

6. Please revise by expanding the third bullet to also discuss the amount of public shares that may be needed if only the minimum number of shares representing a quorum are voted. We also note your disclosure on page 16 indicating that only 4.6% of public shares may be needed to approve the initial business combination, and your risk factor on page 38 indicating that you may not need "any" public shares. Please revise your disclosures to reconcile, and clarify in your prospectus as appropriate the required quorum for such a shareholder vote if it was by ordinary resolution. Risk Factors, page 38

7. We note numerous exceptions to the transfer restrictions on page 129. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Provisions in our amended and restated memorandum. . ., page 58

8. Please expand this risk factor, and also add a summary risk factor in your Summary section, to discuss the impact of having a classified board. In addition, update your disclosure on page 119 to clarify the class of each director or director nominee.
 April 14, 2025
Page 3

Dilution, page 85

9. Please expand your disclosure outside the table in this section to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private units, as stated on page 9 of your prospectus.
Prior SPAC Experience, page 120

10. Please disclose the financing needed for the transaction by Insight Acquisition Corp.
       Also, disclose the level of redemptions for Insight Acquisition Corp. in the business combination with AMOD.
Conflicts of Interest, page 124

11. Please clarify in this section that your sponsor paid a nominal aggregate purchase price of $35,000 for the 25,875,000 founder shares, or approximately $0.0014 per share, and discuss the conflict that the founder shares and the private units held by your sponsor and management will be worthless if you do not complete a business combination transaction during the completion window. Also, disclose in this section the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a deSPAC transaction. Refer to Item
       1603(b) of Regulation S-K. Also, revise your disclosure in the summary section to address the conflicts related to out-of-pocket expenses.
Restrictions on Transfers of Founder Shares and Private Units, page 129

12. Please disclose the circumstances under which the sponsor indirectly could transfer ownership of your securities to third parties, by transfer of membership interests in the sponsor or otherwise. See Item 1603(a)(6) of Regulation S-K.
       Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Alex Weniger-Araujo, Esq.